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19010262

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70053

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KAL Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Broadway Suite 205
(No. and Street)

Long Beach (City) CA (State) 90802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Trevor Bohn, Partner & CCO (949) 404-4203
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

1801 California Street Suite 2200 (Address) Denver (City) CO (State) 80202 (Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Trevor Bohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KAL Capital Markets LLC, as of Feb 28th, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner & CCO

Title

Notary Public

SEE ATTACHED ~~Notarial Certificate~~

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2019, by Trevor Bohn

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

BRITTNEY KLAGGE
Notary Public - California
Riverside County
Commission # 2110040
My Comm. Expires May 29, 2019

(Seal) Signature [signature]

KAL CAPITAL MARKETS, LLC
(A California Limited Liability Company)

TABLE OF CONTENTS

December 31, 2018

Crowe

Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Members and Management of KAL Capital Markets, LLC
Long Beach, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KAL Capital Markets, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as KAL Capital Markets, LLC's auditor since 2018.

Denver, Colorado
February 28, 2019

KAL Capital Markets LLC
(A California Limited Liability Company)
Statement of Financial Condition
December 31, 2018

ASSETS		
Current Assets:		
Cash	$	1,118,099
Other Receivable		89,214
Total Current Assets		1,207,313
TOTAL ASSETS	$	1,207,313
LIABILITIES		
Current Liabilities:		
Accrued Expenses	$	137,931
Deferred Revenue		120,000
Other		2,563
Total Current Liabilities		260,494
Total Liabilities		260,494
EQUITY		
Members' Equity		946,819
TOTAL LIABILITIES AND EQUITY	$	1,207,313

*See Accompanying Notes to Financial Statement

KAL Capital Markets LLC
(A California Limited Liability Company)
Notes to Financial Statement as of December 31, 2018

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KAL Capital Markets LLC (the "Company") was incorporated in the State of California on December 19th, 2016 and on February 15th, 2018, approved by the Financial Industry Regulatory Authority ("FINRA") and the Securities Exchange Commission ("SEC") to operate as a broker-dealer under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business of conducting investment banking, business valuations and consulting, and private placements. The Company does not hold customer funds or securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Each member's liability is limited to its respective capital contributions, except as so otherwise required by law. The term of the Company shall continue in perpetuity, unless dissolved as provided in the operating agreement.

Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principals generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents: The Company maintains its cash in bank accounts, which at times, may exceed federally insured limits. Management believes it is not exposed to any significant risk on its cash balances. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At December 31, 2018, the Company had approximately $868,099 in excess of the FDIC insured limit of $250,000.

Deferred Revenue: Deferred revenue represents amounts billed or collected but not yet earned under existing agreements.

Other Receivable: Other receivable represents $89,214 that the Company funded to its payroll provider in excess of the actual year-end payroll requirements. The overpayment was credited back to the Company and received on January 7, 2019.

Note 2: INCOME TAXES

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's management does not believe that any current tax positions would result in an asset or a liability for taxes being recognized in the accompanying financial statement.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax position as a component of income tax expense. As of December 31, 2018, the Company did not have any accrued interest or penalties associated with any unrecognized tax positions, nor was any interest or penalty expense recognized for the year ended December 31, 2018. Tax years subject to examination include 2017 through the current period.

The Company is treated as a pass-through entity for federal income tax purposes, in accordance with limited liability company rules. All tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal income Taxes is included on the accompanying financial statement. The Company is subject to California limited liability company minimum annual tax and California limited liability company fees based on the California LLC Taxes and Fees Schedule.

Note 3: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). ASU 2016-02 requires entities to recognize lease assets and lease liabilities for those leases classified as operating leases under previous GAAP. The Company adopted the new standard effective January 1, 2019. The adoption resulted in approximately $140,000 recognition of a right-to-use asset, and a corresponding operating lease liability. The adoption of the ASU did not have an impact on any other significant matters.

Note 4: LEASE COMMITMENTS

Effective April 1, 2018, the Company entered into a lease with SRE-OW 100 Broadway Owner, LLC for its office space that expires June 30, 2021. The Company generally pays taxes, insurance, and maintenance expenses related to the leased facilities. Total rent expense for the year ended December 31, 2018 was $39,830. Future minimum facility lease commitments under the non-cancelable operating lease are as follows:

Year Ending December 31:	
2019	$ 59,957
2020	$ 62,208
2021	$ 31,404
	$153,569

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2018 the Company had net capital of $857,606 which was $825,044 in excess of its required net capital of the greater of $5,000 or $32,562 (12.5% of $260,494 aggregate indebtedness) and a ratio of aggregate indebtedness to net capital of 0.30 to 1.00.

The following is a reconciliation between the Company's computation (included in Part IIA of Form X- 17A-5 as of December 31, 2018) of net capital and the computation based on the audited financial statements:

	Amount
Net capital, as reported in the Company's Part II (unaudited FOCUS report)	$874,271
Audit adjustment to deferred revenue	(16,665)
Net capital	$857,606

Note 6: DISCRETIONARY PROFIT SHARING PLAN

The Company has established a discretionary Profit Sharing Plan (the "Plan") for the benefit of its eligible employees. The Plan accepts employer contributions one time during the year and contributions are discretionary as to whom and the amount. During the year ended December 31, 2018, the Company contributed $117,931 to the Plan and has recorded this amount in Accrued Expenses on its statement of financial condition. The Plan is managed by and under the trusteeship of the Company's members.